

October 2, 2012

Via E-mail
Warren C. Jenson
Chief Financial Officer & Executive Vice President
Acxiom Corporation
601 E. Third Street
Little Rock, AK 72201

      Re: **Acxiom Corporation**
                Form 10-K for the fiscal year ended March 31, 2012
                Filed May 25, 2012
                File No. 000-13163

Dear Mr. Jenson:

We have reviewed your letter dated September 11, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 28, 2012.

Form 10-K for the Fiscal Year Ended March 31, 2012

Annual Financial Statements

Consolidated Statements of Operations, page F-28

1.   In response to prior comment 3, you indicate that everything you sell constitutes a service, except for the small amounts of equipment sales. Tell us why you consider the sale of data, software and hardware to be revenue from services. We refer you to your response to comment 2 in your letter dated May 5, 2004 indicating that in future filings you would separately present revenues from data following Rule 5-03 of Regulation S-X. Tell us the amount of revenue from data, software and hardware recognized in each of the periods presented. If other revenue represents more than 10% of total revenue, tell us

what consideration you gave to revising your presentation of revenue and cost of revenue in future filings to comply with Rules 5-03.1 and 5-03.2 of Regulation S-X.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief